SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                             Hein-Werner Corporation
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   047465 10 9
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Franz M. Ahting
                               Corporate Secretary
                           Athey Products Corporation
                                 Post Office 669
                          Raleigh, North Carolina 27602
                                 (919) 556-5171
- ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 1996
- ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of the Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions for the Act.

                                  Schedule 13D
                             (Cover Page - Part II)


CUSIP NO.  047465 10 9
- ------------------------------------------------------------------------------
1.       Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of above persons
                  Orton/McCullough Crane Company, Inc.
                  Tax ID No.:       36-1586930
- ------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group       (a)      [ x  ]
                                                                (b)      [    ]
- ------------------------------------------------------------------------------
3.       SEC Use Only
- ------------------------------------------------------------------------------
4.       Source of Funds
                  WC
- ------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2 (d) or 2 (e)
         [     ]
- ------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
                  Indiana
- ------------------------------------------------------------------------------
Number of                           7.      Sole Voting Power
Shares                                      116,088
Beneficially                        ____________________________________________
Owned by Each                       8.       Shared Voting Power
Reporting                                   -0-
Person                              ____________________________________________
                                    9.      Sole Dispositive Power
                                            116,088
                                    --------------------------------------------
                                    10.     Shared Dispositive Power
                                            -0-
- ------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  116,088
- ------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
- ------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
                  4.420%
- ------------------------------------------------------------------------------
14.      Type of Reporting Person
                  CO
- ------------------------------------------------------------------------------

                                 Schedule 13D
                             (Cover Page - Part II)


CUSIP NO.  047465 10 9
- ------------------------------------------------------------------------------
1.       Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of above persons
                  Athey Products Corporation
                  Tax ID No.:       36-0753480
- ------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a)      [ x  ]
                                                              (b)      [    ]
- ------------------------------------------------------------------------------
3.       SEC Use Only
- ------------------------------------------------------------------------------
4.       Source of Funds
                  WC
- ------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2 (d) or 2 (e)
         [     ]
- ------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
                  Delaware
- ------------------------------------------------------------------------------
Number of                           7.      Sole Voting Power
Shares                                      218,963
Beneficially                        ____________________________________________
Owned by Each                       8.       Shared Voting Power
Reporting                                   -0-
Person                              ____________________________________________
                                    9.      Sole Dispositive Power
                                            218,963
                                    --------------------------------------------
                                    10.     Shared Dispositive Power
                                            -0-
- ------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  218,963
- ------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
- ------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
                  8.337%
- ------------------------------------------------------------------------------
14.      Type of Reporting Person
                  CO
- ------------------------------------------------------------------------------
                                       3

Item 1.  Security and Issuer

         This filing is Amendment No. 7 to the October 12, 1981 statement on
Schedule 13D of Orton/McCullough Crane Company, Inc., an Indiana corporation, as amended by Amendment No. 1 thereto dated August 29, 1990 (in which Athey Products Corporation, a Delaware corporation, joined as a reporting person), Amendment No. 2 thereto dated January 8, 1991, Amendment No. 3 thereto dated January 24, 1991, Amendment No. 4 thereto dated February 7, 1992, Amendment No. 5 thereto (erroneously identified as Amendment No. 4) dated November 18, 1993, and Amendment No. 6 thereto (erroneously identified as Amendment No. 4) dated on or about February 28, 1995. The security to which this statement relates is the Common Stock, par value $1.00 per share, of Hein-Werner Corporation (the "Company"). The principal executive offices of the Company are located at 1005 Perkins Avenue, Waukesha, Wisconsin, 53187-1606.

Item 2.  Identity and Background
         This Item 2 is hereby amended and restated as follows:

         This statement is filed by Orton/McCullough Crane Company, Inc., an Indiana Corporation, with its principal office and place of business at 1244 E. Market, P. O. Box 830, Huntington, Indiana 46750. Orton/McCullough Crane Company, Inc. is engaged in the business of heavy equipment manufacturing.

         This statement is also filed by Athey Products Corporation, a Delaware corporation, with its principal office and place of business at 1839 South Main Street, Wake Forest, North Carolina 27587. Athey Products Corporation is engaged in the business of manufacturing and selling heavy duty mobil street sweepers, conveyors, force-feed loaders, graders and related equipment and parts.
         The name, business address, citizenship, and present principal occupation or employment and the name, principal business and address of any business corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Orton/McCullough Crane Company, Inc. and of Athey Products Corporation are set forth on Schedules A and B attached hereto, respectively.

        During the last five years, neither reporting company, nor, to the best of their respective knowledge, any of their respective directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither reporting company, nor, to the best of their respective knowledge, any of their respective directors or executive officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
                  No amendment to this Item 3.
Item 4.           Purpose of Transaction
         This Item 4 is hereby amended and restated as follows:
         The securities described in this statement were acquired for investment. Each of the reporting companies herein reserves the right to acquire additional shares of stock of the Company, as well as the right to dispose of any and all of such shares in the market on terms and at prices determined by such reporting company.

         Neither reporting person, nor, to the best of their respective knowledge, any of their respective directors or executive officers listed on Schedules A and B hereto, have any plan or proposal which relates to or would result in:

                  (a) an extraordinary transaction such as a merger, reorganization or liquidation, involving the Company;

                  (b) a sale or transfer of a material amount of assets of the Company;

                  (c) any change in the Company's present board of directors or management, including any change in the number or term of directors or the filling of any existing vacancies on the board);

                  (d) any change in the Company's present capitalization policy or dividend policy;

                  (e) any other material change in the Company's business or corporate structure;

                  (f) any change in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;

                  (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
                        Section 12(g)(4) of the Securities Act of 1934;

                  (i)   any action similar to those enumerated above.

Item     5. Interest in  Securities of the Issuer
         This Item 5 is hereby  amended to add the following:

         Orton/McCullough Crane Company, Inc. and Athey Products Corporation received the following additional shares of the Company's Common Stock as a 5% stock dividend payable January 26, 1996 to shareholders of record as of January 5, 1996.

       Date                          Shareholder                         Shares
January 26, 1996              Orton/McCullough Crane Company, Inc.        5,525
                              Athey Products Corporation                 10,426
                                       Total                             15,951

         Following such stock dividend, Orton/McCullough Crane Company, Inc. and Athey Products Corporation owned 116,088 and 218,963 shares of Common Stock, respectively, or 4.42% and 8.34%, respectively, of the outstanding Common Stock (based on the latest public filings of the Company). Each reporting person exercises sole voting and dispositive power with respect to the shares indicated herein as owned thereby. Consequently, the aggregate shares owned by the reporting persons hereto is 335,051 shares, or 12.76% of the outstanding Common Stock of the Company.

        To the best knowledge of the reporting companies, no director or executive officer of either reporting company beneficially owns any Common Stock.
             To the best knowledge of the reporting companies, except as reported herein, no other transactions in the Company's Common Stock were effected in the past 60 days by any director or executive officer of either reporting company.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
             No amendment to this Item 6.
  Item 7.    Material to be Filed as Exhibits

             Exhibit 1 -- Joint Filing Agreement among Orton/McCullough Crane Company, Inc. and Athey Products Corporation.

             After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                      ORTON/McCULLOUGH CRANE COMPANY, INC.


Date:  August 26, 1996                      By:     /s/ John F. McCullough
       ---------------                              ----------------------
                                                         John F. McCullough

After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                                             ATHEY PRODUCTS CORPORATION


Date:  August 26, 1996                        By: /s/ James H. Stumpo
       ---------------                           --------------------
                                                       James H. Stumpo
                                       President and Chief Executive Officer

                                                             Schedule A


Orton/McCullough Crane Company, Inc.

Officers, Directors and Controlling Stockholders

- ---------------------------------------- ------------------------------------- -------------------------------------
Name                                     Address                               Position
- ---------------------------------------- ------------------------------------- -------------------------------------
John F. McCullough*                      1244 East Market Street               President and Director
                                         Huntington, IN 46750
- ---------------------------------------- ------------------------------------- -------------------------------------
Martin W. McCullough                     1244 East Market Street               Vice President, General
                                         Huntington, IN 46750                  Manager and Director
- ---------------------------------------- ------------------------------------- -------------------------------------
Eileen R. McCullough*                    1211 West 22nd Street                 Vice President and
                                         Oak Brook, IL 60521                   Director
- ---------------------------------------- ------------------------------------- -------------------------------------


* Mr. and Mrs. McCullough own 100% of the outstanding stock of Orton/McCullough Crane Company, Inc.

                                                        Schedule B

                           ATHEY PRODUCTS CORPORATION
                                 ROUTE 1A NORTH
                                  P.O. BOX 669
                         RALEIGH, NORTH CAROLINA 27602
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY 16, 1996
TO THE SHAREHOLDERS OF
  ATHEY PRODUCTS CORPORATION:
     The Annual Meeting of Shareholders of Athey Products Corporation, a Delaware corporation (the "Company"), will be held at the executive offices of the Company on Thursday, May 16, 1996 at 11:00 A.M., for the following purposes.
          1. To elect six directors to hold office until the next Annual Meeting of Shareholders or until their successors shall have been elected and qualified.
          2. To ratify the appointment of McGladrey & Pullen, LLP as the independent certified public accountants of the Company.
          3. To transact such other business as may properly come before the meeting and any adjournment thereof.
     Only shareholders of record at the close of business as of April 15, 1996 are entitled to notice of and to vote at the annual meeting and at any adjournment thereof.
                                                      By Order of the Board of
                                                                Directors,
                                                        FRANZ M. AHTING
                                                      ASSISTANT SECRETARY
Raleigh, North Carolina
April 26, 1996
                                    IMPORTANT
     WE HOPE THAT YOU CAN ATTEND THIS MEETING IN PERSON, BUT IF YOU CANNOT DO SO, PLEASE MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD. YOUR PROMPT ACTION IS NECESSARY IN ORDER THAT THERE BE A PROPER REPRESENTATION AT THE MEETING.

                           ATHEY PRODUCTS CORPORATION
                                 ROUTE 1A NORTH
                                  P.O. BOX 669
                         RALEIGH, NORTH CAROLINA 27602
                                 APRIL 26, 1996
                                PROXY STATEMENT
                     SOLICITATION AND REVOCATION OF PROXIES
     This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Athey Products Corporation (the "Company") for use at the 1996 Annual Meeting of the Shareholders of the Company to be held May 16, 1996, at 11:00 A.M., Eastern Time, at the Company's offices located at Route 1A North, Raleigh, North Carolina, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders.
     The shares represented by the accompanying Proxy will be voted if the Proxy is properly signed and received by the Company prior to the time of the meeting. Where a choice is specified on any Proxy as to the vote on any matter to come before the meeting, the Proxy will be voted in accordance with such specification. If no specification is made, the Proxy will be voted for the nominees for director named herein and for all other proposals. Any stockholder giving the accompanying Proxy has the right to revoke it by notifying Franz M. Ahting, the Assistant Secretary of the Company, in writing at any time prior to the voting of the Proxy. A Proxy is revoked if the person giving the Proxy attends the meeting and elects to vote in person.
     The cost of preparing, assembling and mailing this Proxy Statement and form of Proxy, and the costs of soliciting proxies relating to the meeting, will be borne by the Company. It is contemplated that the original solicitation of proxies by mail will be supplemented by telephone, telegraph, and personal solicitation by officers, directors and other regular employees of the Company, and no additional compensation will be paid to such individuals. The Company will also request brokers and other nominees or fiduciaries to forward proxy soliciting material to the beneficial owners of shares which are held of record by them. These materials are first being mailed to shareholders on or about April 26, 1996.
                             ELECTION OF DIRECTORS
     The By-Laws of the Company provide for a board of six directors. Directors will be elected at the meeting to serve until the next Annual Meeting of Shareholders or until their successors are elected and shall have qualified. The affirmative vote of a plurality of the votes cast is required to elect directors. Abstentions and broker non-votes will not be counted in determining the number of shares voted for any nominee for director. The proxies returned to the Board of Directors pursuant to this solicitation will be voted by the persons named therein for the election of the following persons as directors. The Board of Directors is not aware of any other person intending to propose nominees for director. Should any nominee be unable to accept the office of director (which is not presently anticipated), it is intended that the persons named in the proxy will vote for election of such other persons as they shall determine. The following table sets forth (i) the name, principal occupation, age, length of service and ownership of Common Shares (as defined below) of the Company (by number of shares and as a percentage of the total outstanding) of each nominee for director (each of whom is currently serving as a director) and

(ii) the share ownership of the Company's former President and Chief Executive Officer and the Company's current executive officers and directors as a group.

                                                                                          COMMON SHARES
                                                                                           BENEFICIALLY
                                                                            DIRECTOR       OWNED AS OF         PERCENT
                NAME AND PRINCIPAL OCCUPATION (1)                    AGE     SINCE      APRIL 15, 1996 (2)     OF CLASS
John F. McCullough (3)............................................   70       1975            1,597,726          40.21%
  President of
  Orton/McCullough Crane Company, Inc.
  Oak Brook, Illinois
Martin W. McCullough..............................................   38       1985               12,632           0.32%
  Vice President & General Manager
  Orton/McCullough Crane Company, Inc.
  Huntington, Indiana
Richard A. Rosenthal..............................................   63       1977                5,691           0.14%
  Retired Director of Athletics
  University of Notre Dame
  South Bend, Indiana
Henry W. Gron, Jr.................................................   42       1992                  315           0.01%
  Senior Manager, International Tax
  Motorola, Inc.
  Schaumburg, Illinois
James H. Stumpo...................................................   57       1995                1,000           0.03%
  President and Chief Executive Officer
  of the Company
Franz M. Ahting...................................................   48      1995                 1,000           0.03%
  Vice President Finance
  Chief Financial Officer
  Treasurer and Assistant Secretary
  of the Company
James D. Cloonan..................................................                               13,852           0.35%
  Former President,
  CEO and Director (Retired)
Executive officers and directors as a group
  (6 persons).....................................................                            1,618,364          40.73%

(1) Each nominee's principal occupation and employment for the last five years has been as listed above, except for Mr. Henry W. Gron, Jr., Mr. James H. Stumpo and Mr. Franz M. Ahting. Since August of 1990, Mr. Gron has served as Senior Manager, International Tax, Motorola Inc. of Schaumburg, Illinois. From May, 1987 to May, 1992, Mr. Stumpo served as Chief Financial Officer for Koehring Cranes & Excavators, Waverly, Iowa, a division of Terex Corporation. From May, 1992 to May 1995 he was Vice President Finance with Benton Harbor Engineering, Benton Harbor, Michigan. In May 1995 Mr. Stumpo was elected President and Chief Executive Officer and Director of the Company. From 1988 to 1990, Mr. Ahting served as Assistant Treasurer for Carolina Steel Corporation, Greensboro, North Carolina. From 1991 until joining Athey as Controller in November, 1993, he practiced public accounting in Greensboro, North Carolina. In May, 1994, Mr. Ahting became Treasurer and Assistant Secretary of the Company. In May, 1995 Mr. Ahting was elected Vice President Finance, Chief Financial Officer and Director of the Company. Mr. Richard A. Rosenthal is a director of the following companies: Advanced Drainage Systems, Inc., Columbus, Ohio; Beck Corporation, Elkhart, Indiana; CID Equity Partners, Indianapolis, Indiana; LaCrosse Footwear, Inc., LaCrosse, Wisconsin; RFE Investment Partners, New Canaan, Connecticut; Society National Bank, Indiana; and Zimmer Paper Products, Indianapolis, Indiana.
                                       2

(2) Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(3) Common Shares shown as owned by Mr. John F. McCullough are owned of record by Orton/McCullough Crane Company, Inc., of which Mr. John F. McCullough is an officer and principal shareholder (see "Voting Securities and Principal Shareholders" below). Mr. McCullough disclaims beneficial ownership of such shares.
     John F. McCullough is the father of Martin W. McCullough and father-in-law of Henry W. Gron, Jr.
     The term of office for all such directors elected would be until their successors are elected and qualified, scheduled for the next annual meeting in May, 1997.
     The Board of Directors of the Company has an audit committee consisting of Messrs. John F. McCullough, Martin W. McCullough, Richard A. Rosenthal and Henry
W. Gron, Jr. The audit committee, which held one meeting in 1995, recommends the appointment of the Company's independent auditors, determines the scope of the annual audit to be made, reviews the conclusions of such auditors and reports the findings and recommendations thereof to the Board of Directors. There are no nominating or compensation committees. The total number of meetings of the Board of Directors during 1995 was four. During 1995, each director attended at least 75% of the meetings of the Board and committees thereof.
                            RATIFICATION OF AUDITORS
     The Board of Directors has appointed McGladrey & Pullen, LLP, independent certified public accountants, to audit the books and accounts of the Company for the fiscal year ended December 31, 1995. A representative of McGladrey & Pullen, LLP will be present at the meeting. He will have the opportunity to make a statement, if he so desires, and will respond to questions which are raised orally at the meeting or which are submitted in writing to Franz M. Ahting, Assistant Secretary, before the meeting. If the shareholders do not ratify the appointment of McGladrey & Pullen, LLP the selection of other independent certified public accountants will be considered by the Board of Directors.
     During the fiscal year ended December 31, 1995, the only services rendered by McGladey & Pullen, LLP were auditing services, consisting of the annual audit, reviews of the annual report on Form 10-K and the annual report to shareholders, annual audit of the Company's defined benefit pension plans, consulting on quarterly filings and other matters, and review of federal and state income tax returns.
     The affirmative vote of a majority of the shares voting at the meeting at which a quorum is present is required to ratify the appointment of auditors. Abstentions and broker non-votes will not be counted in determining the number of shares voted for the proposal to appoint McGladrey & Pullen, LLP or for any other proposal.
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF MCGLADREY & PULLEN, LLP.
                                       3

                  VOTING  SECURITIES  AND  PRINCIPAL  SHAREHOLDERS
     The Board of Directors has fixed the close of business on April 15, 1996 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting, and only holders of record of the common stock of the Company, par value $2.00 per share (the "Common Shares") at the close of business on that date will be entitled to vote at the meeting or any adjournment thereof. At the close of business on April 15, 1996, the record date, there were outstanding 3,973,459 Common Shares.
     Each Common Share is entitled to one vote on all matters. A majority of the outstanding shares of the Company, represented in person or by proxy, shall constitute a quorum at the meeting.
     The following table sets forth information as of April 15, 1996 regarding each person who was known by the Company to own beneficially more than 5% of the outstanding Common Shares of the Company:


                                                                           AMOUNT AND
                                                                           NATURE OF
                                                                           BENEFICIAL
                                                                          OWNERSHIP OF
                          NAME AND ADDRESS OF                                COMMON        PERCENT
                           BENEFICIAL OWNER                                  SHARES        OF CLASS
Orton/McCullough Crane Company, Inc. (1)...............................    1,597,726(2)      40.21%
  1244 East Market Street
  Huntington, Indiana 46750
David L. Babson & Co., Inc.............................................      418,210(2)      10.53%
  One Memorial Drive
  Cambridge, Massachusetts 02142-1300
Quest Advisory Corp....................................................      216,148(2)       5.44%
  1414 Avenue of the Americas
  New York, New York 10019

(1) Mr. John F. McCullough, an officer and principal shareholder of Orton/McCullough Crane Company, Inc., may be deemed to share beneficial ownership of the shares shown as beneficially owned by Orton/McCullough Crane Company, Inc., Mr. McCullough disclaims beneficial ownership of such shares.
(2) Shares shown as owned by Orton/McCullough Crane Company, Inc., Quest Advisory Corp. and David L. Babson & Co., Inc. are as reported on the latest
    Schedule 13D or 13G filings by such entities, respectively.
     This is the only class of outstanding voting securities of the Company. Also, as of April 15, 1996, all executive officers and directors of the Company owned of record and beneficially, 1,618,364 Common Shares, or approximately 40.73% of the outstanding Common Shares, including the shares of Orton/McCullough Crane Company, Inc. shown above.
     It is the understanding of management that all officers and directors intend to vote for the election of the directors nominated and for all proposals.
     Management of the Company has the understanding that none of its officers, directors and persons holding more than 10% of the Company's common stock has failed to file required reports of their ownership of the Company's common stock and any changes in that ownership with the U.S. Securities and Exchange Commission. In making this statement, the Company has relied on the written representations of its officers, directors and holders of more than 10% of its common stock and copies of the reports that they have filed with the Commission.
                                       4

                        REMUNERATION AND RELATED MATTERS
SUMMARY COMPENSATION TABLE
     The following table sets forth the aggregate compensation paid by the Company for services rendered in all capacities to the Company during the Company's last three fiscal years to all those individuals serving the Company as CEO during 1995. No executive officer of the Company was paid compensation for 1995 in excess of $100,000.

                                          ANNUAL COMPENSATION          OTHER ANNUAL
            NAME AND                            SALARY      BONUS      COMPENSATION
       PRINCIPAL POSITIONS           YEAR         $           $             $
James H. Stumpo                      1995        65,257       --             11,740(1)
  President, CEO and Director        1994         --          --                 --
                                     1993         --          --                 --
James D. Cloonan                     1995        58,077       --             15,395(2)
  Former President, CEO and          1994       150,000       --                 --
  Director (Retired)                 1993       150,000       --                 --

(1) During 1995, Mr. James H. Stumpo received $11,740 representing relocation expenses.
(2) During 1995, Mr. James Cloonan received $15,395 representing vacation accrued through May 5, 1995.
COMPENSATION REPORT
     The Company's executive officer compensation program as in effect for 1995 consisted solely of base salary established on the basis of non-quantitative factors such as positions of responsibility and authority, years of service and annual performance evaluations. Executive officers (including the Chief Executive Officer) were also eligible in 1995 to participate in various Company benefit plans, which are intended to provide a safety net of coverage against various events, such as death, disability and retirement, except that Mr. Stumpo has not yet satisfied the minimum eligibility requirements to become a participant under the Company's non-contributory, qualified pension plan referred to below. Executive officer compensation in 1995 was not tied to the Company's performance.
     In 1995, Mr. Stumpo received $65,257 in base salary for that portion of the year in which he served as an executive officer of the Company. Mr. James D. Cloonan, who retired as the Company's President and Chief Executive Officer effective as of May 5, 1995, was compensated in 1995 in accordance with his base salary in effect for that portion of the year in which he served as Chief Executive Officer.
     The Board's compensation program objectives are designed to attract, motivate, reward and retain qualified personnel for positions of substantial responsibility. In keeping with this policy, additional compensation for executive officers and managers is administered through a bonus plan which is based upon the Company's performance and profitability. No bonuses were paid under the bonus plan for 1995. The Company has no long-term incentive or stock option plans or stock appreciation rights. BOARD OF DIRECTORS
     John F. McCullough
     Martin W. McCullough
     Richard A. Rosenthal
     Henry W. Gron, Jr.
     James H. Stumpo
     Franz M. Ahting
                                       5

RETIREMENT PLAN
     Officers of the Company are entitled to receive retirement benefits pursuant to a non-contributory, qualified pension plan covering all of the Company's non-production employees. The amount contributed in 1995 with respect to Mr. Cloonan, named above, under this defined benefit plan is not and cannot be readily determined on an individual basis by the regular actuaries of the plan. Mr. James H. Stumpo has not yet satisfied the minimum eligibility requirements to become a plan participant. Company contributions to the plan in 1995 equalled approximately 8.68% of the total remuneration (including bonuses) of participants covered by the plan. The table below illustrates the estimated annual benefits payable upon retirement with respect to various classifications of gross earnings and years of service upon retirement. The applicable average annual salary is the average annual salary for the consecutive five year period which produces the highest such average.

                                                                   10 YEARS     15 OR
                     APPLICABLE AVERAGE                               OF      MORE YEARS
                         ANNUAL SALARY                             SERVICE    OF SERVICE
$20,000......................................................      $  4,933    $  7,400
$40,000......................................................      $  9,867    $ 14,800
$60,000......................................................      $ 14,800    $ 22,200
$100,000.....................................................      $ 24,667    $ 37,000
$150,000.....................................................      $ 37,000    $ 55,500

     The estimated credited years of service until normal retirement age with respect to the Company's pension plan for Mr. Cloonan is twelve years.
DIRECTOR COMPENSATION
     Mr. John F. McCullough is paid $100,000 annually for serving as Chairman of the Board of Directors. Outside directors of the Company are paid $18,000 a year for serving as Directors. No other remuneration was paid as directors fees. No directors were paid additional compensation for committee participation or special assignments.
                                       6

COMMON STOCK PERFORMANCE
     The Securities and Exchange Commission requires a five-year comparison of stock performance for the Company with stock performance of a broad equity market index and either a peer company, or, if a peer company is not available, a published industry or line-of-business index. The Company's stock is traded on the NASDAQ National Market System and one appropriate comparison is with the NASDAQ Total Return Index for U.S. companies. Additionally, the Company's performance may be compared to the NASDAQ Trucking and Transportation Stock Index (specifically SIC Code 3711).
               COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN(1)


                (Performance Graph appears here)
                   (Values are listed below)

Year Ended December 31,
                                          1990    1991   1992  1993  1994  1995
NASDAQ Total Return Index
 (U.S. Companies)                         $100     161    187    216   210  296
NASDAQ Trucking and Transportation
  Stock Index                             $100     145    178    215   196  223
Athey Products Corporation                $100     100    137    129   144   96


     (1) Assumes that the value of the investment in the Common Shares of Athey Products Corporation, the NASDAQ Total Return Index for U.S. companies and the NASDAQ Trucking and Transportation Stock Index, was $100 on December 31, 1990 and that all dividends were reinvested.
                                       7

                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION
     The Board of Directors as a whole (with the exception of the Chief Executive Officer) establishes the compensation of the CEO and reviews and approves compensation for all other officers based on the recommendation of the CEO.
     No director or nominee for director is a controlling person of the Company, except for Mr. John F. McCullough, a director of the Company and a principal shareholder of Orton/McCullough Crane Company, Inc., which owned 1,597,726 shares of common stock, or 40.21%, as of April 15, 1996.
                                 ANNUAL REPORT
     The Company's Annual Report to Shareholders for the year ended December 31, 1995, including financial statements, accompanies this Proxy Statement. However, no action is proposed to be taken at the meeting with respect to the Annual Report, and it is not to be considered as constituting any part of the proxy soliciting material.
                             SHAREHOLDER PROPOSALS
     In order for shareholder proposals intended to be presented at the Company's May, 1997 Annual Meeting of Shareholders to be eligible for inclusion in the Company's proxy statement and form of proxy for such meeting, they must be received by the Company at its office at Route 1A North, Raleigh, North Carolina 27602 by December 27, 1996.
                                 OTHER MATTERS
     Management knows of no other business likely to be brought before the meeting. If, however, other matters do come before the meeting, the persons named in the form of proxy or their substitutes will vote said proxy according to their best judgment.
     A COPY OF THE COMPANY'S 1995 FORM 10-K REPORT IS AVAILABLE WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST TO THE ASSISTANT SECRETARY OF THE COMPANY.
                       By Order of the Board of Directors,
                                 FRANZ M. AHTING
                               ASSISTANT SECRETARY
Raleigh, North Carolina
April 26, 1996
                                       8




                        JOINT FILING AGREEMENT                         Exhibit 1


             This will confirm the agreement by and among all of the undersigned that the filing on Schedule 13D filed on or about this date with respect to the beneficial ownership by the undersigned of shares of Common Stock, par value $1.00 per share, of Hein-Werner Corporation is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Date:  August 26, 1996


                      ORTON/MCCULLOUGH CRANE COMPANY, INC.


                           By: /s/ John F. McCullough
                               John F. McCullough
                                    President



                           ATHEY PRODUCTS CORPORATION


                           By:  /s/ James H. Stumpo
                                 James H. Stumpo
                      President and Chief Executive Officer